EXHIBIT 99.5

INFOSYS TECHNOLOGIES
INVESTOR CONFERENCE CALL
JULY 13, 2004

Moderator: Good morning ladies and gentleman and welcome to the Infosys Technologies investor conference call for the quarter ended June 30, 2004, conference call. At this time all participants are in the listen-only mode. Later we will conduct a question and answer session. Please note that this conference is being recorded. If you do not wish to be recorded please disconnect now. I would now like to turn the call over to Mr. Sandeep Shroff, General Manager of Investor Relations. Mr. Shroff you may begin.

Sandeep Shroff: Thank you Frank. Good morning and hello ladies and gentleman. Thank you for joining us to discuss the results of our quarter ended June 30, 2005. I hope all of you have had a chance to look at the press release and our fact sheet, which are also posted on our website at www.infosys.com. I have with me today from our conference room in Bangalore Mr. Nandan Nilekani, President and CEO of Infosys, and members of the senior management team. We will begin with some comments from the management on the results of the quarter, and then open up the call for questions. Before I handover the call, I have one duty to perform in reminding you that anything that we say today which refers to the outlook for the future is a forward looking statement subject to risks such as those listed by us in our filing with the SEC. These filings can be accessed at SEC website www.sec.gov. With that I now turn the call over to Bangalore, Mr. Nandan Nilekani President and CEO of Infosys.

Nandan Nilekani: Thank you Sandeep and let me quickly go on the presentation. There are really four parts to it. There is a highlight, which I will do. There is the operational performance, which Kris will talk about. Financial performance, which Mohan will talk about, and I’ll come back on the guidance. As you know at the beginning of the quarter we faced a couple of uncertainties, one was the debate on outsourcing, which had peaked in the months of February and March and of course the other was the rupee getting continuously strong. At that time, we had projected a revenue for the quarter between $ 314 to $ 316 million, which would have given us a year-to-year growth between 34.6% to 35.4%. However, in fact the revenue for the quarter has grown to $ 335 million, which is a year-to-year growth of 43.8% and sequential growth of 10.7%. Based on this performance and based on the current environment externally as well as the robust pipeline of business that we see, we have decided to increase the guidance for this fiscal year and we are now projecting the revenue for the year between $ 1476 and $ 1485 million which is $ 1.47 billion to $ 1.48 billion. This means that in dollar terms we are giving guidance for a year-to-year growth of 39% to 40%. Now what is it that has enabled us to do this? I think one of course is there has been an improvement in the business environment, our people are out there in the field and there is a healthy pipeline, but more importantly I think what has happened is that the Infosys business model which is designed both for scalability and now for differentiation has been able to respond rapidly to the enhanced business opportunities in the market place.

Secondly, we continue to see a stable pricing environment, which as you know we have been saying now for two to three quarters and that has essentially helped us to avoid any price erosion. The third important point is that in the last seven to eight months, we have done some very major internal restructuring and for the first time we have devolved and delegated powers to the integrated business unit level where we have a strong line of leadership, and this leadership is very enthusiastic, is focused on growth, and therefore we have created multiple engines of growth with strong leadership, and that has contributed to the robust business that you see today. We have also taken a step in terms of defining a new approach to outsourcing. This approach is called modular global sourcing. This was announced in the month of May at the Gartner Outsourcing Summit in the US, and essentially our point of view states that the old model of total IT outsourcing where you abdicate and handover your entire IT infrastructure to a foreign company or a vendor has now become obsolete, and the new approach is global, using global delivery as well as modular in terms of individual components rather than the whole ball of wax. At the same time with integrated business units structure, we have continued our investment in developing new solutions. Everyone of our business units works on a three year business plan and they are focusing as much on consulting and solution led sale as in the traditional approach. And finally, this quarter one of our highlights has been the focus on integration of Infosys subsidiaries. We have four of them as you know Progeon, Infosys China, Infosys Consulting, and Infosys Australia, we have focused on integrating the subsidiaries with the overall strategy and operations of the corporation. So, I think we have both seen an improvement in the external business environment, but equally importantly within Infosys we have made a number of far reaching changes which has put in place the scalable model and has lead to this growth and also has given us the confidence and comfort to revise the guidance to say that we will grow 39 to 40% this year on top of another good year. So, with this I now request my colleague and friend Kris Gopalakrishnan to talk about the operational performance. Kris.

Kris Gopalakrishnan: Thank you Nandan. We have added 29 new clients this quarter. The top client contributes 5.3% of revenues; it is down from 6.5% of revenue in the last quarter. Currently we have 141 million dollar clients, this has gone up from 131 last quarter, and active clients are 419. So, clearly the increased business volume has added to the number of clients and added to the business from our existing clients. Repeat business is 98.5%. The way we compute repeat business is, you know, it resets every financial year and so first quarter will have a higher number and subsequent quarters will have lower numbers as we go through the year, but 98.5% is a good indicator that you know we have had strong growth in existing clients. All the vertical domains have contributed to this growth. Specifically we have seen a decline in the telecom area. This is primarily in the product companies rather in the services side. Services side, the growth continues to be pretty strong. Other than that rest of the vertical domains have all grown by and large at the same rate. When you look at service offerings, development is at 26.1% compared to 25.6% in the last quarter. There is a slight uptick in development. Consequently the maintenance has come down from 29.9% to 28.8%. It is too early to say whether discretionary spending is increasing or not, but clearly there is a small increase in development revenue. If you look at over the last few quarters, you know, our new services have contributed more and more. One I wanted to highlight is testing. Testing now contributes 5.3% of revenue, it has gone above the 5% mark, and this is the service which we have introduced over the last three-four years and it is starting to yield results now. In terms of geographical breakup, North America contributes to 65.2% of revenues and Europe 22.2%. Consciously we have invested in Europe and Asia Pacific so that our dependence on US revenue keeps on coming down and it seems to be working because Europe has increased from 20.3% to 22.2% and North America has come down. By project type, fixed price projects have come down from 30.6% to 29.7%. Again this is too early to say whether, you know, this is a trend or not, but in long term relationships clients tend to give more and more time and material projects rather than fixed price projects because they are quite comfortable working with Infosys and they want the flexibility to look at changes during the course of the project and not go through a cycle of re-estimation and things like that sometimes. So that is clearly reflected, it is too early to say whether this is a sequential trend or not. Our efforts and utilization continues to be in the range we would like it to be. We have always stated we want utilization to be in the high 70s, low 80s. Our utilization excluding trainees is 79.7%, and our utilization including trainees is 73.4%. This has gone up because of less trainee recruitment this quarter. Overall, we have recruited 2300 net employees and about 3200 gross employees. Our onsite percentage has come down further from 30.5% to 29.4%, and offshore has increased to 70.6% from 69.5%. As I said, the employees, total number of employees recruited in this quarter was 3233 of which 746 employees were lateral employees or experienced people. The total strength is about 28000 employees across the group, and our attrition over the last 12 months is 10.9%, which has increased slightly from 10.45%. We believe it is still one of the lowest in the industry in India and we see that Infosys continues to be an employer of choice because we have been able to add significant number of employees in this quarter. Thanks and let me now hand it over to Mohan.

Mohandas Pai: Thanks Kris. Let me take you through the numbers. As you have seen year on year growth of top line revenue is 43.8%, gross profit up at 45%, net income up by 43.1%, basic EPS up by 40.91%, quarter upon quarter growth is 10.6% sequentially in terms of revenues, $11.6 million in terms of gross profit. Net income is up at 7.8%. Net income is up only 7.8% because we have a negative other income at $0.24 million as against $3.56 million. We had a negative exchange difference this quarter of $6.78 million as against a negative of $3.10 million. This has impacted our non-operating income, which is negative this quarter as against a positive $ 3.56 million last quarter. Therefore, our basic EPS has gone up by 6.9% to 31 cents. If you look at the tax rate, the tax rate has gone up by 8.3% as compared to the revenue growth rate of 10.6%, and growth in income before income taxes are 7.8%. The tax rate is at 13.3% to pretax, the reason is that we had to factor in the decline in other income which comes to an affective tax rate of 1.3% on pretax income. Now, thank you very much, I will handover to Nandan for the guidance.

Nandan Nilekani: Thanks Mohan. Now based on all this and based on an analysis of our pipeline, etc. we are now essentially saying that for the quarter ended September 30th we expect net revenues in the range on a consolidated basis in the range of $ 357 million to $ 360 million. This on a year-to-year basis is a growth of 42 to 43%, and consolidated earnings per ADS is expected to be 33 cents per ADS. This is a year-to-year growth of 32%, and for the fiscal year ending March 31st, 2005, we expect consolidated net revenues in the range of $ 1.476 million to $ 1.485 million, which is a year to year growth of 39 to 40%, and we expect consolidated earnings per ADS to be $ 1.37 which on a year to year growth is 33% and that is the guidance that we have given as of today. Now this is all ADS’s post the split, so this is as per the new ADS’s that are being traded out there. With that we come to the end of the formal part of our presentation and we will now throw open the floor for questions.

Male Speaker: Go ahead Frank.

Moderator: Thank you. We will now begin the question and answer session. If you have a question, you will need to press *1 on your touchtone phone. You will hear an acknowledgement that you have been placed in queue. If your question has been answered and you wish to be removed from the queue, please press the pound sign. The questions will be queued in the ordered that they are received. If you are using speakerphone, please pick up the handset before pressing the numbers. Once again if there are any questions, please press *1 on your touchtone phones. Our first question comes from <name inaudible> please state your question.

Male participant: Good afternoon gentlemen, this is <name inaudible> from Goldman Sachs. I wanted to ask a question may be either Kris or Nandan you can address this one, strategically can you talk to us about the focus going forward specifically with regards to new client additions. Should we expect to see you guys focused more on penetration, cross sell, and sort of existing client base as opposed to the addition of net new labels? Can you kind of address where the focus is for you guys, specifically as it relates to the addition of net new clients versus the increased penetration of your existing client base?

Nandan: No, no actually, we are doing both because you see we have a very clear strategy of increasing our footprint with each of our customers. Today, we have 141 customers that do a million dollars or more of revenue. We think that in many of these cases we really have a very small part of their services spending pie, and we will systematically go into these customers, we will understand how they spend and we will try to make sure that we garner a larger part of the revenue, and we will do that by often going to them with new services that we have like consulting and testing and SI and infrastructure management and so forth. The second part is we will focus on new sales, and in fact our whole client facing group actually now has two kinds of people, one are called as engagement managers who work with existing customers to harness the full potential of the customer, and second is sales people who really go out there and try to get new customers. So, we believe that at a billion dollars growing to a billion 4 in one year we need to both to achieve our strategic goals.

Male participant: Can you tell us Nandan specifically how many engagement managers you have and how many sales people you have, can you disclose those numbers?

Nandan Nilekani: Basab will answer.

Basab Pradhan: Yeah, this is Basab Pradhan. We have roughly 233 people in client services all to all, roughly 175 are in engagement management positions.

Male participant: Great, thank you. I guess my final question relates to some of the softness in the software numbers that we had seen last week, there had been a couple of pre-announcements, I know that SAP came out at the end of the week and they had good numbers, can you just talk about generically, Nandan, about how we should be viewing the weakness in some of the spending trends within software world, say, relative to your business which obviously has invested the, and also relative to the guidance that you are giving going forward.

Nandan Nilekani: Well I think, again I think there is a very subtle secular shift happening in the market place. I think if you look at the whole IT infrastructure starting from hardware through the OS, through the system software, through application software, through service and solution, we think that the value that the customer is paying is migrating to the services and solutions part of the stack, and therefore software I think is increasingly getting more and more commoditized. This is partly happening because full service providers are giving software away free to get the solution and service capability. It is happening partly because of the open source phenomenon. It is happening partly because of indigestion of previous licenses by companies who still have accumulated lot of licenses of package software. So I think there are number of systemic problems that affects that sector. We believe that going forward the value is going to migrate more and more to services and solutions because the stuff below that is going to be commoditized and customers will try to make the cost of infrastructure and basic software as low as possible and invest all their surplus disposable dollars in better solutions and better services. In that sense, I think there is going to be a different behavior pattern for different segments of the stack, which is why you are seeing such results from the software companies where as we are revising our guidance for 40% growth.

Male participant: Thank you very much.

Moderator: Our next question is from <name inaudible>, please state your question.

Male participant: Good morning, <name inaudible> from SG Cohen. I wanted to focus a bit about margin trends, operating margin had a sequential uptick this quarter, wondered if this is sustainable going forward, that is number one. Did your financials this quarter include any spending or any capex on your recent initiative to build the consulting operation in North America as well, and then finally I just want to get an update on the status of this ongoing build up of your new consulting unit in the US, maybe we can talk about head count and maybe we can talk about pipeline as well. Thanks.

Mohan: I will answer the question about the margins. Margins have grown sequentially by 11.9%. The gross margin is at 43.4% as against 42.9%. The salaries have remained almost constant. Overseas travel has gone up, that is because we invested more in getting the visas starting October 1. Our depreciation is down from 4.8% to 3.5% and that has given us a decline of 1.3%, so the entire increase in margins is due to the depreciation going down from 4.8% to 3.5%, otherwise I would say that gross margin has been flat. SG&A has remained at 14.7% as against 14.6% the previous quarter. So, operating income has gone up by 12.2% as compared to the previous quarter at 28.7% up from 28.3. So overall if you study the financial figures both at the gross margin level and operating income level, the greatest impact positively has been the decline in depreciation from 4.8% to 3.5% and that has resulted in operating income going up by 0.4%. Going forward we have built in a flat operating margin growth because we have not built in any pricing increases. Within this consolidated figures, we have accounted for the losses of our subsidiaries of about $900,000 for Progeon, $224,000 in China, and $770,000 in Infosys Consulting. So overall nearly $2 million of losses of subsidiaries have been factored into our consolidated figures. The capex for consulting, since consulting is a subsidiary company, it is consolidated into our financials and we absorbed about $770,000 of the losses.

Kris Gopalakrishnan: Yeah this is Kris. Our consulting at this point is focused on building the leadership team. We were able to recruit a person, who was heading the IBM Global Services retail practice, and he has joined Infosys Consulting. We have added couple of more people. So, today, the strength has gone up to eight and they have also started the first project. We have not got any revenues yet because the billing will start now but the first project also has been started. There is a good pipeline building up, and we hope to convert many of those into projects on an ongoing basis. All in all we are happy with the progress we have made with Infosys Consulting to date. The project which we are executing today is a joint project with Infosys Technologies, the down stream work also, and in that sense it is a good pilot of how we will execute together on consulting and downstream work.

Male Speaker: Next question.

Moderator: Our next question is from George Price, please state your question.

George Price: Thank you, George Price from <place inaudible>. I guess the first question is just a follow up on the previous question on enterprise software. Do you see the enterprise software companies, you know, being more or less aggressive say than a year ago in going after the services revenue based on your comments on commoditization of software?

Nandan Nilekani: Well I think my sense is that not at the moment, I think what is going to happen actually is that part of the reason why enterprise software hit a lull was a huge cost of implementation using the traditional incumbents because for every dollar that company spent on software they were spending three to four dollars on these guys, and so increasingly we are actually seeing a situation where a customers who have made the investment in enterprise software are looking for us to give them high value for money, effective high quality implementation solution. So a lot of enterprise software guys actually are talking to us now to see how we can partner them in the market. So at this point I think rather than get into the business themselves they are looking at how they can lower the total cost of ownership for their customers by partnering with us.

George Price: Okay, and I guess, do you see the trend of your ability to pull traditional package implementation integration work away from the more traditional consultant systems integrators, do you see that trend accelerating in any way or is it about the way it has been over the past several quarters?

Kris Gopalakrishnan: Package implementation is one of our fastest growing service line. In the last quarter, package implementation has come down little bit as percentage of revenue, but overall in the last 12 months package implementation has gone up from 12.2% of revenues to 14.8% of revenues, so it has grown, and sequentially there is a small decline on package implementation, but it is not a trend. We believe that we are taking business from the traditional incumbents in this area.

George Price: Okay, and I guess, what do you think the growth rate say over the next year or two in the North American market is, I mean, I know just over the past couple of quarters the North American growth rate has slowed down a little bit and still growing nicely obviously but, and Europe obviously is starting to pick up, you know, is North America maturing from an offshore perspective, and you know, what is your outlook for Europe over the next year?

Kris Gopalakrishnan: Proactively we are investing in sales and marketing more in Europe, Asia Pacific, etc. We also did an acquisition of Expert in Australia. So as a percentage of revenue, North America has come down from 73% to 65% now, but you know it is still growing as you said.

George Price: Okay, and last question, you mentioned, talked a little bit about the recent strengthening in demand and distinguishing between you know the healthy demand environment broadly but also the company specific changes to your model. I guess on the macro side, on just the demand environment side, is there been, you know, any recent driver or drivers that you call pull out to accelerate things recently. Thanks.

Kris Gopalakrishnan: The offshore has become mainstream today. Even with all the debate about offshore, you know, the backslash and things like that, we have seen growth in the last few quarters, and it has become mainstream today. It is integral part of any IT strategy of any large company. So that is the trend we see today. This has also expanded into business process management. Many of the companies are looking at how do you go to the same vendor partner for both IT as well as BPO, you know, that is the reason why Infosys is playing in that space. We are also seeing early signs of looking at infrastructure management services remotely from locations like India. So the secular trend is offshore becoming mainstream, offshore becoming part of the IT strategy of any organization.

Moderator: Our next question is from <name inaudible> Choudhary. Please state your question.

Mr. Choudhary: Hello first congratulations on a very good quarter here, and it also seems like you are getting who is who of the consulting world. I was just wondering you know you had about 29 new customers here, how many of those do you think may have been because of your building the consulting team, how many of those new customers may be driven because of that?

Nandan Nilekani: As Kris said earlier, right now we basically have no revenue but one project win. So of these 29 customers none of them are through Infosys Consulting and really it is very early days. We have been busy building out the team there and we made several very important hires, and we are building a pipeline, so in the quarters to come that may be a good question.

Mr. Choudhary: And also you did expand your presence in China, any color on it like what kind of projects would that branch of your company may be doing?

Shreenath: Shreenath here, as we have already told we are looking at China from two different angles, one is the resource pool for delivering projects out of China to the clients all over the world, and the second is the ES space in China, that is what we want to focus. We are in discussions with our existing clients, many of them have shown lot of interest for delivery out of China, and this quarter probably we would start delivering for few projects for our existing clients worldwide from China center, and the ES team is getting strengthened there and we are going to focus on ES space to generate some revenues starting this quarter.

Mr. Choudhary: Again congratulations.

Moderator: Our next question is from <name inaudible> Tandon, please state your question.

Mr. Tandon: Thank you. Good morning from the US, <word inaudible>. Just I had a question for Mohan regarding the rupees impact, could you walk us through, I may have missed this if you said this before, but how the rupee impacted your operating margins and your earnings in general?

Mohandas Pai: During this quarter we have seen the rupee depreciate by about 1.4%. The average rupee-dollar rate for quarter four was Rs.44.68 to a dollar, and average for this quarter is Rs. 45.31 though the period end rates are Rs.43.4 and Rs. 45.99. The impact on the operating margin has been to the extent of 0.6%. It has been a positive impact, but the net impact overall because of the fact that we had forward contracts at much lower rate and we need to mark them to market has been negative at $4.86 million. So we have seen a turnaround of $4.86 million from whatever was the position last quarter this quarter. So the negative impact has been 1.5%. Going forward into our guidance we have built in a rupee-dollar rate of Rs. 45.67 for purpose of the guidance, and this basically means that we get more rupees to meet our local rupee expenditure every time we bill in dollars and when we translate back into dollars for purpose of reporting under US GAAP the Indian rupee expenditure becomes less in dollar terms. So overall net-net it means that there is a benefit, and out of the benefit we are spending about $21 million on additional investment back into the business. The benefit is estimated at the gross level at around maybe about $30 million and we are spending $ 21 million out of that in terms of plowing back into our business so that we could accelerate growth drivers going forward. You must remember that our functional currency is rupee, and if the rupee were to appreciate, in dollar terms it means that the rupee expenditure becomes more, if the rupee depreciates, in dollar terms it means the rupee appreciation becomes less when you translate.

Mr. Tandon: Right okay. So just going back to this quarter, you said 1.5, is that 1.5 million or 1.5%?

Mohandas Pai: 1.4% of revenues.

Mr. Tandon: Negative impact?

Mohandas Pai: No, it is the positive impact.

Mr. Tandon: Okay, for the company as a whole.

Mohandas Pai: No, let me explain it again. The rupee depreciated by about 1.4%, it led to a 0.6% positive impact on the operating income.

Mr. Tandon: Okay, and on a net basis for the company, total earnings?

Mohandas Pai: On a net basis for the company it was a negative impact of $4.86 million, because if you look at other income, the exchange differences were negative this quarter as against the lower negative the previous quarter.

Mr. Tandon: Okay, I am clear. And then also Mohan could you comment on the receivables, the number ticked up a little bit relative to the last quarter, is that just a one quarter phenomenon, one or two client related or is there a trend here?

Mohandas Pai: No I do not think it is a trend here, it is just that the milestone building for fixed price contracts happen to be more in this quarter, in the last month of this quarter we had a much higher billing and that is of course not collectable, but if you look at the quality of the debt, quality of the receivable, you will find that 84% is less than 30 days. So it basically shows that the quality is very good, receivables more than 90 days is lower, so overall it is not a cause for worry.

Mr. Tandon: I also wanted to ask about the onsite wages given the environment here is improving incrementally in the US and that could put some pressure on onsite wages down the road especially given the curbs on H1B visas, how do you think about it as you model your business going forward in terms of onsite wage impact?

Mohandas Pai: We have given a onsite wedge impact of about 8% for our customer facing group already and we have a variable compensation plan which allows them to get an upside. As far as our software delivery folks are concerned, there has been an average increase of about 3%. Average increase of 3% and you must remember that our average cost for everybody in the US is about $71,000, because the minimum we pay is about $60,000. You need to add to that social security cost and the average comes to about 71,000 dollars. So, even though the market has started firming up, we are above the average of the market for a software engineer. Also by October 1 we should have a large number of visas coming online. Already we have about 8300 visas and we have applied for about 3000 visas, and a large number of that has already come online. So from October onwards we will have many more people who could travel abroad on the H1B visa program.

Mr. Tandon: Okay, would you say that the pressure on onsite wages is there or is that still is not a factor really when you look at your business?

Mohandas Pai: Right now it is not a factor for us at this point of time, but we need to watch what happens. The one redeeming factor is that by October 1, we will have a large number of visas coming live and that will give us greater flexibility, that means supply increases.

Mr. Tandon: There would be 3000 incremental to the 8000 that you have currently right? Number of people on visas...

Mohandas Pai: Well, that is approximately yes.

Mr. Tandon: Okay, and just a final question on pricing, I wanted to get a little bit more color on what the pricing environment looks like, pricing ticked up a little bit offshore, is that a function of mix or we seeing higher prices on newer deals.

Kris Gopalakrishnan: It is a function of mix we have seen flat pricing. In fact onsite has declined by 0.9%, offshore has stayed flat, because of the mix overall in the blended side we have seen a decline of -1.2%, decline of 1.2%, so it is staying flat at this point.

Mr. Tandon: But given how strong demand is, Nandan talked about raising guidance and the pipeline, one would think that there would be some pricing leverage in the business, can you maybe talk about why we are not seeing the pricing leverage given how strong demand is?

Nandan Nilekani: Well, actually if you look at any kind of CIO survey that has been recently done, the IT spend, growth in IT spend for this year at 3.2% to 3.3% is just a tad higher than last years 2.2% to 2.3%. And the other thing that you will notice in those kind of surveys is that the pricing environment is by and large stable, and especially on the outsourcing side of things the pricing is expected to be stable according to those surveys, and that is exactly what we are seeing in the market. Pricing in the market is very stable and it will probably take a little while for the excess supply to get mopped up before there really is any significant impact. There is a lot of competition as well and that keeps things on even keel as far as pricing is concerned.

Mr. Tandon: Okay thank you, a great quarter.

Moderator: Our next question is from David Grossman, please state your question.

David: Thanks, David Grossman from Thomas Wisel Partners. Mohan, can we just go back to the margins quickly, you know, it looks like sales and marketing was flat sequentially, but obviously down from the trend you know last year for the first three quarters of the fiscal year. You talked about depreciation being down, maybe just expand a little bit on you know what is going on in the sales and marketing line, and just what are some of the underlying reasons for depreciation being down so much. I guess that would, I am not sure that was sequentially or year over year, but again why the depreciation numbers were down, and how sustainable that is?

Mohandas Pai: David, yes, last year quarter upon quarter we had the rupee appreciating and the last quarter of the last fiscal, it really appreciated by 5%. This year in the first quarter it has come back by 5%, depreciated down by 5%. So the fourth quarter of last year and the first quarter of this year we have had losses in exchange differences, but going forward in our projections, in our guidance, we assumed a rupee-dollar rate of Rs. 45.67 as against a rate of Rs. 45.99 as of the last quarter end. We assume this rate. It basically means that compared to a guidance of Rs. 43.4, we are seeing an increase in the rupee-dollar rate, and that should give us higher profits in rupees. It’s should also give us a benefit because the rupee expenditure when you translate back to dollars is much less. What we have done David is that in normal circumstances this could have led to an expansion of the margin, but we have decided that the extra money that we get in rupees, we would spend on enhanced marketing, enhanced solution creating, and enhanced capacity building within the enterprise so that we will have many more engines of growth, will enable these engines going forward. So essentially we are looking at flat margins. We are plowing back about $21 million of the benefits back into the business.

David: Right. I guess specifically there on sales and marketing, I assume those are mostly dollar denominated expenses and your depreciation is largely rupee denominated, so I guess, I am wondering you know, rupee worked against you I think last quarter and for you this quarter, but as a percentage of revenues, you know, sales and marketing stayed relatively flat, but down substantially from where it had been, so I guess, again wondering what the underlying dynamic is there independent of currency, and I guess the same for depreciation.

Mohandas Pai: Well the sales and marketing is almost flat sequentially, but here what you are saying sales and marketing is essentially in dollars, but G&A is in rupees, a part of the cost of revenues is in rupees and there we get the benefit and that benefit is going to be plowed back to be spent in dollars. A large part of this expenditure of $21 million is going to be spent in dollars overseas, $ 5 million of $ 21 million is going to be spent on our banking group in terms of enhanced R&D and product development. So we are going to spend that back in dollars outside India to create a solution capability.

David: I see, okay, maybe if we could just take a look again at the revenue growth, it looks like....

Mohandas Pai: David sorry, I missed one of your question, why is the depreciation gone down, yes, I am sorry I was not able to hear it clearly. Depreciation has gone down from 4.8% to 3.5%, it is true, but you will notice that every quarter in the first quarter depreciation is less than the fourth quarter of the previous year. It is a natural occurrence because we have a two year time limit for amortizing of technology assets, and since the amortization comes into an end every two years what happens in the first quarter depends upon the capitalization two years ago, and also we have the amortization policy that assets costing less than $100 a piece is charged to the revenues the same year on a pro rata basis. So if we buy these assets in second and third quarter, the charge is much higher. So we would see the percentage of depreciation going up in the second, third, and fourth quarter compared to the first quarter on account of enhanced capitalization and also because of the impact of purchases made earlier.

David: Okay. Looking at just the revenues, unit growth has been substantially outpacing the revenue growth, and you talk about flat pricing, can you just help us understand what components of the mix, you know, lead into that dynamics.

Mohandas Pai: David, I did not catch the question.

David: Well, it looks like you unit growth is tracking at over 50% while your revenues are growing slightly over 40%, and it sounds with flat pricing, that is probably attributable to mix, but I am worrying if you could help us understand what is going on in the mix that is going to lead into that dynamic where unit growth is substantially outpacing revenue growth.

Mohandas Pai: David, we are seeing a enhancement of the offshore growing up because it is in our interest to push work offshore, and we have been pushing work offshore, and you would notice that in the previous quarter the onsite revenues went up in double digits. This quarter the offshore revenue was gone up in double digits, and the reason is that we have this move to develop more work offshore and we have seen increase in that. Going forward we would expect our volume growth to be in tune with our top line growth because we expect flat pricing. It is quite possible that quarter to quarter there could be some variation in our pricing, between our revenues and volumes and that could arise because of differential growth rates for differential business lines.

David: Just one last question, it is the followup on ERP questions earlier. It looks like you were flat sequentially ERP related revenue which obviously is the shift from you where you had been growing, and I think maybe it was Kris who said that you don’t think that it is an ongoing trend, may be you could talk a little bit about what happened in the quarter and why your ERP revenues were flat where as pretty strong sequential growth throughout the rest of the business.

Kris Gopalakrishnan: See the package implementation business is much more transactional than the maintenance or some of the other services we have, and so quarter upon quarter there could be slight variations because, you know, some projects have come to an end and you know will take a little bit of time to start another project. So if you look at over the last 12 months, package implementation has gone from 12.2% of revenues to 14.8% of revenues. It’s been going up constantly. For financial year 2004, package implementation was 14.5% of revenues, and this quarter package implementation is 15% of revenues. So, we see that package implementation as a growth area and based on the pipeline, based on the business inquiries we are getting, we feel that that will continue to be a growth area for us.

David: Did you see anything <phrase inaudible> in the quarter relative to the ERP business in the quarter in terms of bookings and demand front.

Kris Gopalakrishnan: It’s more because it is much more transactional than other businesses, that all.

David: Great. Thank you very much and congratulations on next quarter.

Moderator: Our next question is from Sameer Nadakarni, please state your question.

Sameer: Yes, Hi, Sameer Nadakarni from WR Hamrick, congratulations on a great quarter. Most of my questions have been answered. I do have a couple of left over. One, I need to get your thoughts first of all on the, I know your guidance is based on a certain rupee exchange level, I am just curious about your thoughts on the rupee exchange trends going forward and then the risk of potentially the rupee appreciating back to something at the Rs.43.5 or Rs. 43 level. That is my first question. I do have one or two followups after that.

Mohandas Pai: Well we have taken the rupee conversion rate at Rs. 43.67. As far as the chance of rupee appreciating, we have spoken to many analysts here; people do feel that the rupee would move side wards in a very narrow range for the next couple of quarters, the reason is that we have a government which is left of center right now and there are some issues about foreign investment flows, there are issues about divestment, and last year the rupee appreciated because we had about $12 to $ 13 billion of foreign institutional flows coming in which are now not coming in the same quantum. Also we must remember that dollar interest rates are rising outside India and that obviously is an attractive investment avenue for all these funds. So overall most people are certain that rupee would be moving side wards with lesser possibility of any appreciation over the next two quarters. I think we shall monitor that on a quarter-to-quarter basis, and we have accepted this argument for our guidance.

Sameer: Okay great, and on the new accounts you had mentioned new sales teams and also the organizational structure is getting more streamlined with more decisional authority sort of moving into the integrated business units. I am just curious as you worked with the newer account, is there any change in terms of the size, the complexity, or any other aspect of the initial projects on which you engage with these accounts, with the new accounts.

Nandan Nilekani: I think as a secular trend we are seeing an increase in both size and complexity of deals that are on the plate that we bid for, and both on the consulting system integration side as well as the outsourcing side. So I think that is a secular trend. The reorganization and the restructuring and adding Infosys Consulting, our new model on outsourcing called Modular Global Sourcing, all these things improve our ability to address these larger complex deals, and we hope to be able to keep improving ourselves in our ability to win them.

Sameer: Okay, and last one is in terms of your, obviously you have a strong market presence, but as you compete with the incumbents, US based vendors, is there, what kind of change are you seeing if any in terms of your ability to be invited, your participation in the broad range of projects out there, do you feel like you are present in the broad range of projects there or do you feel like you still need more coverage either from a field standpoint or from other aspects to be able to participate in the broad range of projects out there.

Nandan Nilekani: With every quarter we are improving our ability to gain access to the right decision makers who make decisions on these kind of large complex deals as well as our market presence, our brand salience, everything is, every quarter we see some new things that we have not seen in the past, and you know we see this thing only increasing. We are going to be competing against the incumbents more and more as we go along, no question.

Sameer: Great. Thanks a lot guys and congrats again.

Moderator: Our last question comes from Mick Dillon, please state your question.

Mr. Dillon: Hi guys just wanted to ask a quick question on staff attrition. You have seen it consistently rising over the last year, and it is now 10.9% on a trailing 12 month basis, and it is now at sort of <phrase inaudible> on an annualized basis, has that settled down now or is it still sort of rising as the trailing 12 month figure is, and then secondly if you could just talk about the sort of tax rate you expect for the rest of the year as well please.

Hema: This is Hema Ravichandar; I am responsible for human resources development. For the last 12 months, attrition is at 10.9%. It is a very marginal increase from what we reported last quarter at 10.45%. There are various reasons for attrition. They continue to be to other companies, higher studies, and personal reasons. Also we find traditionally that in the quarters one and two when our employees pursue higher studies, the attrition trends are usually slightly higher than in the quarters three and four. Industry attrition rates in India right now are running at about 20% according to NASSCOM estimates. Some of the leading players are reporting numbers in the range of 17 to 18%. So we are following the trend of traditionally being half of the industry’s attrition in reporting figures of 10.9%.

Mr. Dillon: Sorry, the question was you have seen 12 month trailing attrition go up from 7.9% a year ago, 9.1, 10.0, 10.5 to 10.9, where do you guys see this going to, and what is the current annualized figure.

Hema: Current annualized figure if you take it only for the quarter one is 11.7%, that is only quarter one annualized for 4 quarters.

Mr. Dillon: And so where do you guys see the 10.9 going to, you are expecting it to continue to trend on upwards I take it.

Hema: We do not see a very significant....

Kris Gopalakrishnan: It is very difficult to say, you know, all we can say is we are trying to do everything possible to keep it as low as possible. When we compare to industry averages we are much much lower, and you know the environment has changed to an environment of high growth, and you know that also pushes attrition. A year back you have to remember that industry was growing much slower, and there was all around talk about where is the industry going etc. Today, that has changed, you know, we are seeing 40% growth and things like that, so the environment is very different right now and that is why the attrition has grown up little bit.

Mr. Dillon: And the tax rate for the full year.

Mohandas Pai: Going forward we assume the same tax rate as we spoke about in the guidance of around 14.5% to 14.7% on pretax.

Mr. Dillon: So you are expecting quite a step up in the second half of the year on tax.

Mohandas Pai: Yes.

Mr. Dillon: Okay, thank you.

Sandeep Shroff: Thank you everybody, this is Sandeep Shroff back again. Mohan, there is one off-line question on the other income line which has coming in at –236,000 dollars. Can you break that out in terms of....

Mohandas Pai: Yes Sandeep, Interest income is $5.91 million positive. Others is, miscellaneous is $0.62 million positive. Exchange differences $6.78 million negative. Whereas last quarter we had $6.31 million positive for interest, others was $0.54 million positive, exchange difference of $3.10 million negative, and provision for investments of $0.18 million negative.

Sandeep Shroff: Thanks a lot. Any last comments Nandan, Mohan.

Nandan Nilekani: Yes Kris.

Kris Gopalakrishnan: Thank you everyone and we will see you online in the next quarter. Thank you very much.

Sandeep Shroff: Thank you ladies and gentleman. This marks the end of this call. We will be in touch again during the quarter end, early October for next quarter earnings. Thanks.

Moderator: Thank you; this concludes our conference for today. You may all disconnect at this time.